UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of July, 2002

02050224

P.E.
7/31/02

CANPLATS RESOURCES CORPORATION

(Name of Registrant)

999 West Hastings Street, #1180, Vancouver, British Columbia V6C 2W2
(Address of principal executive offices)

AUG 8 2002

- Canplats Resources Corporation – News Release dated July 16, 2002
- Form 53-901F, Material Change Report dated July 17, 2002, with attachment

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Canplats Resources Corporation -- SEC File No. 0-31190
(Registrant)

Date: August 2, 2002 By:

PROCESSED
AUG 09 2002
THOMSON
FINANCIAL

Linda J. Sue, Corporate Secretary

CANPLATS

Canplats Resources Corporation
1180. 999 West Hastings Street
Vancouver. BC. Canada V6C 2W2

Telephone. 604 689 3846
Facsimile. 604 689 3847
www.canplats.com

NEWS RELEASE

July 16, 2002 TSX Venture Exchange: CPQ

CANPLATS TO RAISE $90,000 IN PRIVATE PLACEMENT

Vancouver, B.C. -- Canplats Resources Corporation reports a private placement of 700,000 shares consisting of 400,000 flow-through common shares at $0.15 per share and 300,000 common shares at $0.10 per share, for total proceeds of $90,000. The private placement is subject to regulatory approval. Proceeds from the flow-through shares will be combined with funds raised in March 2002 to complete additional airborne geophysical surveys as well as geological mapping and geochemical surveys over selected claims.

Canplats has staked or acquired an extensive number of well-located claim units in the Nipigon Plate area in a district northeast of Thunder Bay, Ontario, of geology favourable for PGE-rich mineralization.

For further information, contact:

R.E. Gordon Davis
Chairman, President and C.E.O.
Direct: (604) 484-8220

Paul LaFontaine
Manager, Investor Relations
Direct: (604) 484-8212
NA toll-free: (866) 338-0047
info@canplats.com
http://www.canplats.com

BC FORM 53-901F
(Previously Form 27)
<u>SECURITIES ACT</u>

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1. <u>Reporting Issuer</u>

   Canplats Resources Corporation
   #1180 - 999 West Hastings Street
   Vancouver, B.C. V6C 2W2

2. <u>Date of Material Change</u>

   July 16, 2002

3. <u>Press Release</u>

   A news release was issued on July 16, 2002.

4. <u>Summary of Material Change</u>

   Canplats Resources Corporation reports a private placement of 700,000 shares consisting of 400,000 flow-through common shares at $0.15 per share and 300,000 common shares at $0.10 per share, for total proceeds of $90,000. The private placement is subject to regulatory approval. Proceeds from the flow-through shares will be combined with funds raised in March 2002 to complete additional airborne geophysical surveys as well as geological mapping and geochemical surveys over selected claims.

5. <u>Full Description of Material Changes</u>

   See attached news release dated July 16, 2002.

6. <u>Reliance on Section 85(2) of the Act</u>

   N/A

7. <u>Omitted Information</u>

   NIL

8. <u>Senior Officers</u>

   Names: **R.E. Gordon Davis, President & CEO**
   Linda J. Sue, Corporate Secretary
   Business Tel.: **(604) 689-3846**

9. <u>Statement of Senior Officer</u>

   The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 17th day of July, 2002.

<u>LINDA J. SUE</u>
Linda J. Sue, Corporate Secretary

July 16, 2002 TSX Venture Exchange: CPQ

CANPLATS TO RAISE $90,000 IN PRIVATE PLACEMENT

Vancouver, B.C. -- Canplats Resources Corporation reports a private placement of 700,000 shares consisting of 400,000 flow-through common shares at $0.15 per share and 300,000 common shares at $0.10 per share, for total proceeds of $90,000. The private placement is subject to regulatory approval. Proceeds from the flow-through shares will be combined with funds raised in March 2002 to complete additional airborne geophysical surveys as well as geological mapping and geochemical surveys over selected claims.

Canplats has staked or acquired an extensive number of well-located claim units in the Nipigon Plate area in a district northeast of Thunder Bay, Ontario, of geology favourable for PGE-rich mineralization.

For further information, contact:

R.E. Gordon Davis
Chairman, President and C.E.O.
Direct: (604) 484-8220

Paul LaFontaine
Manager, Investor Relations
Direct: (604) 484-8212
NA toll-free: (866) 338-0047
info@canplats.com
http://www.canplats.com

To receive Canplat's news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company's news releases may be forward-looking statements such as the company's future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats' SEC Form 20F as amended.